Exhibit 99.1

Material indicated with brackets has been omitted from this document pursuant to Item 601(b)(10)(iv) of Regulation S-K because it is deemed not to be material and would likely cause competitive harm to the registrant if publicly disclosed. [***] indicates that information has been redacted.]

CONVEYANCE OF NET SMELTER RETURNS ROYALTY INTEREST

This Conveyance of Net Smelter Returns Royalty Interest (this “Conveyance”) dated to be effective as of the 8th day of February, 2019 (the “Effective Date”), is from DESERT HAWK GOLD CORP., a Nevada corporation (hereinafter referred to as, the “Owner”) to PDK UTAH HOLDINGS LP, a limited partnership organized under the laws of the Province of Ontario, Canada, hereinafter referred to as, the “Holder”).

RECITALS

A. The Owner is the legal and beneficial owner of 100% of the lessee’s interest in and to that certain Second Amended and Restated Lease Agreement (the “Lease”) among Owner, as lessee, and Clifton Mining Company, a Utah corporation (“Clifton”), The Woodman Mining Company, a Utah corporation (“Woodman”, and together with Clifton, the “Lessors”) burdening the Land, the Mining Rights and the Mine Properties (as defined herein).

B. Pursuant to a Pre-Paid Forward Gold Purchase Agreement dated on or about the date hereof between the Owner as Seller and the Holder as Buyer, and each other person that may from time to time become a Guarantor (each as defined therein) (the “Pre-Paid Forward Agreement”), the Owner has agreed to sell a certain quantity of gold to the Holder and the Holder has made certain prepayments to the Owner, subject to the terms and conditions of the Pre-Paid Forward Agreement.

C. The entry into and execution and delivery of this Conveyance by the parties hereto is a condition under the Pre-Paid Forward Agreement.

D. In furtherance of the foregoing, the Owner has herein agreed to grant to the Holder a four percent (4.0%) net smelter return royalty payable on all Minerals (as defined herein) mined, produced or otherwise recovered from the Mine Properties, the Mining Rights and/or the Mine.

CONVEYANCE

NOW THEREFORE in consideration of the foregoing and the mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the parties hereto, it is agreed as follows:

1.	Grant of Royalty

The Owner hereby grants, sells, assigns and conveys to and in favor of, and agrees to pay to the Holder, a royalty (the “Royalty”) equal to four percent (4.0%) of Net Smelter Returns (as herein defined). The Owner and the Holder expressly acknowledge and agree that the grant of the Royalty herein is effective as of the Effective Date and is intended to be an interest in, to and under the Minerals and to be a covenant running with the land and binding upon the successors and assigns of the Owner.

TO HAVE AND TO HOLD the Royalty, together with all and singular, all rights, privileges, options, hereditaments, and appurtenances thereto in anywise belonging, unto the Holder, its successors and assigns forever, subject to the terms, conditions, exceptions, reservations, covenants, and agreements herein set forth.

2.	Definitions

Whenever used in this Conveyance, the following words and terms have the following meanings (whether or not also defined in the Pre-Paid Forward Agreement):

(a)	“Acquired Interest” means any direct or indirect mineral right, title or interest (including, without limitation, any royalty or similar interest based on the value or quantity of minerals produced) in or to any real property or any right in or to any real property, which is acquired by or on behalf of the Owner or any Affiliate of the Owner in any manner or form whatsoever and which lies wholly or partly within the area that is two miles from the circumambient boundaries of any part of the Mine Properties as they exist on the date hereof (and which foregoing circumambient boundaries shall be extended to include the boundaries of any Acquired Interest) (such two mile area (as may be extended), the “Area of Interest”), including any interest into which any of the Mine Properties, such Acquired Interest or such real property may hereafter be converted or replaced by a new right, title or interest (including by lapse and re-acquisition, amendment, renewal or extension).

(b)	“Affiliate” has, with respect to the relationship between two or more companies, the meaning given to it under the corporate statutory laws of the State of New York and, with respect to the relationship between two or more Persons any of which are not bodies corporate, a Person shall be deemed to be an Affiliate of another Person if one of them is controlled by the other or if both are controlled by the same Person, and for this purpose, control means the right, directly or indirectly, to direct or cause the direction of the management of the affairs of a Person, whether by ownership of securities, by contract or otherwise.

(c)	“Authority” means any national, regional, state, tribal, county, municipal or local government or governmental, administrative, fiscal, judicial, arbitral or government body, department, commission, authority, tribunal, agency, entity or central bank, having jurisdiction.

(d)	“Business Day” for the purposes of the Calculation Price, means any day other than a Saturday or Sunday or any day that is a statutory or civic holiday in London, England and, for any other purpose, means any day other than a Saturday, Sunday or any day that is a statutory or civic holiday in London, England, New York City, New York or Toronto, Ontario.

(e)	“Calculation Price” means in respect of Minerals credited to the account of or sold or otherwise disposed of by the Owner for value, the Spot Price on the Business Day that the Owner’s account is credited with such Minerals or with the U.S. dollar cash equivalent monetary value thereof.

(f)	“GAAP” means, in relation to any Person at any time, accounting principles generally accepted in the United States of America, applied on a basis consistent with the most recent audited financial statements of such Person (except for changes approved by the auditors of such Person).

(g)	“Interest” has the meaning given to it in Section 3(e).

(h)	“Lands” means the lands identified in Exhibit A, as it may be amended, supplemented or modified from time to time.

(i)	“LIBOR” means: (a) for any calculation date that is a Business Day, an interest rate per annum equal to the average of the rates which leading banks in the London interbank markets shall quote and offer to the Buyer for placing overnight deposits on such day with the Buyer in U.S. dollars at approximately 10:00 a.m. (London time) two Business Days prior to such date; and (b) for any calculation date that is not a Business Day, such average at approximately 10:00 a.m. (London Time) on the Business Day prior to such date; provided that if such average shall be less than 0%, LIBOR shall be deemed to be 0% for purposes of this Conveyance. In the event that such rate is not available for any reason, then “LIBOR” for such calculation date shall be (i) for any calculation date that is a Business Day, the average of the rates which leading banks in the London interbank markets shall quote and offer to the Buyer U.S. dollar deposits of $5,000,000 and for a three-month maturity in immediately available funds in the London interbank market at approximately at approximately 10:00 a.m. (London time) two Business Days prior to such date; and (ii) for any calculation date that is not a Business Day, such average at approximately 10:00 a.m. (London Time) on the Business Day prior to such date, provided that, if any case, such rate is less than 0%, LIBOR shall be deemed to be 0% for purposes of this Conveyance.

(j)	“Mine” means that certain mine known as the Kiewit Mine, located in Tooele County, Utah.

(k)	“Mine Properties” for the purposes of this Conveyance includes: (i) Lands, (ii) the Mining Rights, (iii) the Mine, and (iv) any Acquired Interests.

(l)	“Minerals” means any and all marketable minerals or materials (including Produced Gold) in whatever form or state that is mined, extracted, removed, produced or otherwise recovered or derived from the Mine Properties, including any such material derived from any processing or reprocessing of any tailings, waste rock or other waste products originally derived from the Mine Properties or the Mining Rights, and including ore and/or mineralized rock or other products resulting from the further milling, processing or other beneficiation of Minerals, including concentrates or doré bars.

(m)	“Mining Rights” means those fee interests, mineral interests, mineral rights, leases, subleases, assignments, options, exploration agreements, joint venture agreements, easements, licenses, rights of way, water rights, Unpatented Mining Claims, Patented Mining Claims, and other rights or interests granted by any Person, including any Authority, as identified on Exhibit A, as amended, supplemented or replaced from time to time, including, but not limited to, “step-in” rights, and any other rights interests and privileges, and any other Mining Right, transferred to or acquired by the Owner or any Affiliate of the Owner, or any future extraction interest or right with respect to any area within any such concessions transferred to or acquired by the Owner or any Affiliate of the Owner, including any surface, mineral or subsurface lands or other property or contractual mineral right within Lands.

(n)	“Net Smelter Returns” means (i) the gross proceeds received by the Owner or an Affiliate of the Owner from the production, sale or other disposition of Minerals or, (ii) in the event of a sale of Minerals to an Affiliate of the Owner or in the event that the account of the Owner at a Processor is credited with Minerals processed by the Processor, the greater of the actual gross proceeds received or the gross value of Minerals so credited to the Owner calculated on the basis of the aggregate quantity of such Minerals so credited during the relevant time period multiplied by the Calculation Price, less costs and expenses (and no other costs and expenses) solely and directly comprising transportation costs, including related insurance costs, for transportation of Minerals from the Mine Properties to a Processor or to the point of sale, any secondary marketing or sales costs actually incurred and related to the sale of Minerals and all direct charges and/or costs charged by the Processor of the Minerals, including penalties, if any (provided such charges, costs and/or penalties have not been previously deducted by the Processor). Provided that if any secondary stage smelting, refining, minting and/or further processing is carried out at facilities owned or controlled, in whole or in part, by the Owner, then the charges and costs for such smelting, refining, minting and/or further processing of such Minerals shall be the lesser of: (A) the charges and costs the Owner would have incurred if such secondary stage smelting, refining, minting and/or further processing was carried out at facilities that are not owned or controlled by the Owner and that are offering comparable services for comparable products; and (B) the actual charges and costs incurred by the Owner with respect to such smelting, refining, minting and/or further processing.

(o)	“Patented Mining Claims” means all patented mining claims in which the Owner has or may hereafter have any interest including any shown in Exhibit A hereto.

(p)	“Person” means and includes individuals, corporations, limited partnerships, general partnerships, joint stock companies, limited liability corporations, limited liability companies, limited liability partnerships, joint ventures, associations, companies, trusts, banks, trust companies, pension funds, business trusts or other organizations, whether or not legal entities.

(q)	“Place of Delivery” means the place or account directed by the Holder in writing.

(r)	“Processor” means any secondary stage smelter, refinery, mint or other further processor of the Minerals which secondary stage or further processes any Minerals before sale or other disposition by the Owner, but does not include any primary stage mill, leach facility or other primary concentration process or processor.

(s)	“Produced Gold” means any and all gold in whatever form or state that is mined, produced, extracted or otherwise recovered from the Mine Properties, including any gold derived from any processing or reprocessing of any tailings, slag, waste rock or other waste products originally derived from the Mine Properties, and including gold contained in any ore and/or mineralized rock or other products resulting from the further milling, processing or other beneficiation of Minerals, including concentrates, doré bars and gold in the form of Refined Metal.

(t)	“Refined Metal” means gold, silver, lead, copper, zinc, platinum group or other marketable metals produced from Minerals and refined to standards meeting or exceeding commercial standards for the sale of such as refined metals.

(u)	“Royalty” means an interest in, to and under the Lands, the Minerals and the Mining Rights measured by, and herein defined as the 4% of Net Smelter Returns, if any, that are realized from the production of Minerals from the Lands and Mine Properties, as such amounts are computed and payments to be made to the Holder described in Section 1 of this Conveyance.

(v)	“Spot Price” on any given date means (i) in the case of Minerals that are gold, the London Bullion Market Association, Gold Price PM on such date; (ii) in the case of Minerals that are silver, the price of silver in U.S. dollars in accordance with the London Bullion Market Association on such date, (iii) in the case of all other Minerals, the price per unit in U.S. dollars for the relevant Minerals as quoted on the London Metal Exchange, and (iv) in respect of other Minerals or Mineral products not referenced on any exchange, to a standard industry publication containing prices or quotations of the prices or quotations at which such Minerals or Mineral products of equivalent types and qualities are being sold or purchased, as determined by the Holder (an “Industry Publication”) or, if an Industry Publication is not available, then by such other means as may establish the prices or quotations at which such Minerals or Mineral products of equivalent types are being sold and purchased, as determined by the Holder. If for any reason the London Bullion Market or the London Metal Exchange are no longer in operation, the “Spot Price” of such Minerals shall be determined by reference to the price of such Minerals on another commercial exchange, as determined by the Holder. The exchange rate used to convert a “Spot Price” for Minerals from U.S. dollars to any other currency on a particular date shall be determined on the basis of the Bank of England noon exchange rate for U.S. dollars on such day.

(w)	“Unpatented Mining Claims” means all now existing or hereafter acquired, located, amended or relocated unpatented mining claims and millsites, that is, possessory rights initiated on the public domain of the United States of America under 30 U.S.C. § 21, et seq., as implemented by regulations and state statutes, and for the purposes of this Conveyance includes lode and placer mining claims, millsites and tunnel sites, including amendments and relocations thereof, which Unpatented Mining Claims have been either located by the Owner or its predecessors in interest or are controlled by the Owner by lease, option or other agreement with third parties, all as more particularly described in Exhibit A hereto. Unpatented Mining Claims shall include all rights incident thereto as recognized under Applicable Laws relating to mining and shall include any and all appurtenant rights established by or accruing to the owner thereof, including, to the extent applicable to any individual Unpatented Mining Claim, the right of access, use of water and the right to conduct mineral exploration, development and exploitation activities.

3.	Time and Manner of Royalty Payments

(a)	The Royalty shall be calculated and paid for each fiscal quarter of each calendar year during the term of this Conveyance (a “quarter”) (i.e., each succeeding three month period of a calendar year, the first quarter commencing on January 1st), commencing with the quarter (or the remainder thereof) in which the effective date of this Conveyance falls. The Royalty for each quarter shall be paid to the Holder by the Owner by certified check, bank draft or wire transfer (in the sole and absolute discretion of the Holder) in U.S. Dollars, on or before the day that is thirty (30) days after the last day of each quarter. Any adjustment to the determination of any Royalty payment shall be made on the next scheduled Royalty payment. All such Royalty and adjustment payments shall be delivered to the Holder at the Place of Delivery in such manner as specified in writing by the Holder.

(b)	The Holder shall have the right, in its sole and absolute discretion, to elect once every quarter to receive Royalty payments in respect of Minerals in the physical product in kind in the form of Refined Metal or concentrate, free and clear of all encumbrances, liens or rights of others. In order to receive Royalty payments in such physical product in kind, the Holder shall provide the Owner with written notice to receive payment in the physical product in kind not less than ninety (90) days prior to the last day of the calendar quarter preceding the quarter for which the Royalty payments are to be paid to the Holder in kind. For greater certainty, if the Holder has not provided the Owner with such written notice to receive such Royalty payments in the physical product in kind, the Owner shall pay, and the Holder shall receive, such Royalty payments in accordance with Section 3(a). The foregoing right of the Holder to receive such Royalty payments in the physical product in kind shall be subject to the following:

(i)	delivery of payment in kind shall be to the account of the Holder at the Processor at which Minerals are refined or otherwise processed or to an allocated or unallocated metal account of the Holder or any other Person, as the Holder may direct in writing; and

(ii)	the Owner should be given not less than the minimum prior notice of the exercise of such right by the Holder as contemplated in this Section 3(b) above, before being obliged to deliver such payment in kind in the form of Refined Metals.

(c)	At least sixty (60) days prior to each calendar year during the term, the Owner shall deliver to the Holder a reasonably detailed and reasoned estimate specific to the Mine Properties and any operating mine therein, thereon or thereunder, of the measured, indicated or inferred Mineral resources, on, in or under such properties and the known respective grade of each Mineral reserve and/or resource, together with a summary of the Mine and Minerals production plan for the next ensuing calendar year.

(d)	At the time each Royalty payment is paid or delivered in kind to the Holder, the Owner shall prepare and deliver to the Holder a statement setting out in reasonable detail the manner in which such Royalty payment was calculated, including: (i) the quantities of Minerals sold or otherwise disposed of by the Owner with respect to such quarter or the amount of Minerals produced and credited to the account of the Owner for such quarter, as the case may be; (ii) the quantities of Minerals to which such Royalty payment is applicable; (iii) the calculation of the applicable Net Smelter Returns (including both provisional and final settlement payments or credits); (iv) the Calculation Price for applicable Minerals, (v) the calculation of Interest accrued on such Royalty payment, if any; and (vi) in the event of any commingling as contemplated in Section 5, a detailed summary of the determination by the Owner of the quantity of Minerals commingled in accordance with Section 5 and subject to the Royalty.

(e)	The Holder may object in writing to any statement or Royalty payment amount within twenty-four (24) months of the receipt by the Holder of the relevant statement in respect of such payment. If it is determined by agreement of the parties hereto or by arbitration that any Royalty payment has not been properly paid in full as provided herein, the Owner shall pay interest on the delinquent payment at a rate per annum of LIBOR plus 3% per annum, (“Interest”), commencing on the date on which such delinquent payment was properly due and continuing until the date on which the Holder receives payment in full of such delinquent payment and all accrued interest thereon. For the purposes of this subsection, LIBOR shall be determined commencing as of the date on which such delinquent payment was properly due.

(f)	If it is determined by agreement of the parties hereto or by arbitration that any Royalty payment was overpaid, the Owner shall be entitled to offset such amount against the next Royalty payment, without interest.

(g)	All Royalty payments, including Interest, if any, will be made without withholding or deduction in respect of the Royalty for, or on account of, any present or future taxes imposed or levied on such Royalty payment to the account of the Holder, except by or on behalf of any Authority having power and jurisdiction to tax and for which the Owner is obligated in law to withhold or deduct and remit to such Authority. In the event of any such withholding or deduction, the sum payable by the Owner shall be increased as necessary so that after such withholding or deduction has been made (including such withholdings and deductions applicable to additional sums payable under this Section), the Holder receives an amount equal to the sum it would have received had no such withholding or deduction been made, and the Owner shall set out in the statement referred to in Section 3(d) any amount so increased.

(h)	All waste rock, tailings or other waste products resulting from the mining, milling or other processing of ores derived from the Mine Properties or Mining Right from and after the date of this Conveyance shall be the sole and exclusive property and responsibility of the Owner, but shall be subject to the Royalty and the terms of this Conveyance, including the provisions in respect of commingling, if such tailings or other waste products are processed in the future resulting in the production of Minerals therefrom.

(i)	If the Owner or an Affiliate of the Owner acquires an Acquired Interest during the term of this Conveyance which lies wholly or partly within the Area of Interest, the Owner shall within 30 days of such acquisition give notice of such acquisition of such Acquired Interest to the Holder, together with copies or summaries of all related geological and other data in its possession, and the definition of Mine Properties herein shall be expanded to include such Acquired Interest and this Conveyance and the Royalty shall apply to such Acquired Interest and all Minerals therein, thereon or thereunder.

(j)	In the event the Mine Properties are operated in conjunction with or for the benefit of properties in addition to the Mine Properties, the charges and credits used in calculating Net Smelter Return shall be proportionally reduced to reflect fairly the portion of all charges and credits which are properly allocable to the Mine Properties and to the Minerals produced therefrom.

(k)	Concurrently with the entering into of any agreement for the refining or other processing of Minerals with any Processor, Owner shall execute and deliver an irrevocable instruction in the form of Exhibit B to each such Processor.

4.	Term

(a)	The Royalty created hereby shall be perpetual, it being the intent of the parties hereto that, to the extent allowed by law, the Royalty shall constitute a vested interest in and a covenant running with the land affecting the Mine Properties and all successions thereof whether created privately or through governmental action and shall inure to the benefit of and be binding upon the parties hereto and their respective legal representatives, successors and assigns so long as Owner or any successor or assign of Owner holds any rights or interests in the Mine Properties. The parties hereto do not intend that there be any violation of the rule of perpetuities. If, however, such violation should inadvertently occur, the parties hereto hereby agree that a court shall reform that provision in such a way as to approximate most closely the intent of the parties hereto within the limits permissible under such rules.

(b)	The Owner hereby acknowledges and agrees that this Conveyance shall not be considered security for its obligations under the Pre-Paid Forward Agreement and that the Holder shall be entitled to retain the Royalty after all obligations under the Pre-Paid Forward Agreement have been satisfied.

5.	Commingling

(a)	Subject to Subsection 5(b) below, the Owner shall be entitled to commingle Minerals from the Mine Properties and from any other properties of the Owner, during the stockpiling, milling (concentrating), smelting, refining, minting or further processing of Minerals produced from the Mine Properties, but, for greater certainty, not at any time during the mining phase of production.

(b)	Before any Minerals are commingled with ores or minerals from any other properties, including stockpiling, the Minerals shall be identified as to source and measured and sampled in accordance with good mining and metallurgical practices. Representative samples of the Minerals shall be retained by the Owner and assays and appropriate analyses of these samples shall be made before commingling to determine mineral, moisture and other appropriate content of the Minerals. From this information, the Owner shall determine the quantity of the Minerals subject to the Royalty notwithstanding that the Minerals have been commingled with ores or minerals from other properties. For clarity, the Owner and the Holder acknowledge that if Minerals are commingled and processed with similar mineral products derived from other properties, the determination of Net Smelter Returns and of the permissible deduction of the expenses described in Section 2(n), shall be determined on a proportionate mineral content basis among the commingled Minerals and the other commingled mineral products derived from other properties, in accordance with good mining and metallurgical industry practices. The Owner shall retain such materials and data for at least thirty-six (36) months from their date of production.

6.	Hedging Transactions

All profits, losses and expenses resulting from the Owner engaging in any commodity futures trading, option trading, metals trading, metal loans, and any other hedging transactions or any combination thereof (collectively “hedging transactions”) are specifically excluded from calculations of Royalty payments pursuant to this Conveyance. All hedging transactions shall be for the Owner's sole account and shall not affect the calculation and payment to the Holder of the Royalty which shall be calculated and paid in accordance with the terms of this Conveyance without regard for any hedging transactions.

7.	Stockpiling

The Owner or operator shall be entitled after the mining phase to temporarily stockpile, store or place ores or mined rock containing Minerals produced from the Mine Properties in any locations owned, leased or otherwise controlled by the Owner or its Affiliates, or the Processor, on or off the Mine Properties, provided the same are appropriately identified and secured from loss, theft, tampering and contamination.

8.	Books; Records; Inspections

(a)	The Owner shall keep complete and accurate books and records of all of its operations and activities with respect to the Mine Properties and the Mine (and any other mine on, in or under the Mine Properties), including the mining of Minerals therefrom and the milling and other treatment, processing, refining and transportation of Minerals derived therefrom (including any transportation to a Processor and any commingling in compliance with Section 5), prepared in accordance with GAAP, consistently applied. Subject to complying with the confidentiality provisions of this Conveyance, the Holder and/or its authorized representatives shall be entitled, upon delivery of three (3) Business Days advance notice, and during the normal business hours of the Owner, to perform audits or other reviews and examinations of the Owner’s books and records relevant to the calculation and payment of the Royalty pursuant to this Conveyance twice per calendar year to confirm compliance with the terms of this Conveyance, including without limitation, calculations of Net Smelter Returns. The Holder shall diligently complete any audit or other examination permitted hereunder. All expenses of audits or other examinations hereunder shall be paid by the Owner unless such other audit or examination reveals any error in the calculation or payment of the Royalty of an amount less than two-percent (2%) of the amount properly payable, in which case the expenses of such audit or examination shall be to the account of and paid by the Holder.

(b)	In performing such audit the Holder and/or its agents shall have reasonable access to all sampling, assay, weighing, and production records, including all mining, stockpile, commingling, milling and processing and transportation records of the Owner or any Processor relating to the Mine, the Mine Properties or the Mining Rights and any Minerals derived therefrom (and the Holder shall be allowed to make notes or a photocopy thereof), all of which such records shall be kept and retained by the Owner or operator of the Mine Properties in accordance with good mining industry practice for the period of retention set out in Section 5(b).

9.	Rights To Monitor Processing of Minerals

Subject at all times to the workplace rules and supervision of the Owner or any Processor, and provided any rights of access do not interfere with any exploration, development, mining or milling work conducted on the Mine Properties or at any mill or Processor at which Minerals from the Mine Properties may be processed, the Holder shall at all reasonable times and upon reasonable notice, and at its sole risk and expense, have (a) a right of access by its representatives to the Mine (or any other mine on the Mine Properties), the Mine Properties or the Mining Rights and to any mill or other Processor used by the Owner to process Minerals derived therefrom (provided that in the event such mill or other Processor is not owned or controlled by the Owner, such right of access shall only be the same as any such right of access of the Owner, and (b) the right (i) to monitor the Owner’s stockpiling and milling of ore or Minerals derived from the Mine Properties and to take samples from the Mine Properties or any stockpile or from any mill or Processor for purposes of assay verifications; and (ii) to weigh or to cause the Owner to weigh all trucks transporting Minerals from the Mine Properties to any mill or other Processor processing Minerals from the Mine Properties prior to leaving the Mine Properties.

10.	Confidentiality

(a)	Subject to the other terms of this Conveyance, neither party shall, without the express written consent of the other (which consent shall not be unreasonably withheld), disclose any non-public information in respect of the terms of this Conveyance or otherwise received under or in conjunction with this Conveyance and, in the case of the Holder, concerning Minerals and operations on the Mine Properties or any other properties owned or leased by the Owner, other than to its employees, agents and/or consultants for purposes related to the administration, or assignment by the Holder, of this Conveyance and neither party shall issue any press releases concerning the terms of this Conveyance or, in the case of the Holder, in respect of the operations of the Owner, without the consent of the other party (such consent not to be unreasonably withheld) after such party having first reviewed the terms of such press release. Each party agrees to reveal such information only to its employees, agents and/or consultants who need to know, who are informed of the confidential nature of the information and who agree to be bound by the terms of this Section 10. In addition no party shall use any such information for its own use or benefit except for the purpose of enforcing its rights under this Conveyance.

(b)	The parties hereto may disclose data or information obtained under or in conjunction with this Conveyance and otherwise prohibited from disclosure by this Section 10 if such disclosure is:

(i)	to any third person to whom such party in good faith intends to market all or part of its rights and interest hereunder or anticipates selling or assigning all or part of its rights and interest hereunder; or

(ii)	to a prospective lender to such party; or

(iii)	to a prospective equity financier or investor of such party;

provided that in each case the party to whom disclosure is proposed shall first have been provided with, and signed and delivered to the disclosing party, a confidentiality agreement executed by such third party purchaser, lender, financier or investor which agreement shall include confidentiality provisions similar to the confidentiality provisions of this Section 10.

(c)	The parties hereto may disclose data or information obtained under this Conveyance if required to do so for compliance with applicable laws, rules, regulations or orders of an Authority or stock exchange having jurisdiction over such parties, provided that such party shall disclose only such data or information as, in the opinion of its counsel, is required to be disclosed and provided further that it will provide the other parties with a copy of the proposed disclosure and the other parties shall be given the right to review and object to the data or information to be disclosed within 48 hours of its receipt of such copy prior to any release, and any such release will be subject to any reasonable objections or changes proposed by such other parties.

11.	Conduct of Operations

(a)	Subject to Section 11(b) below, all decisions concerning methods, the extent, times, procedures and techniques of any (i) exploration, development and mining related to the Mine Properties, (ii) leaching, milling, processing or extraction treatment and (iii) materials to be introduced on or to the Mine Properties or produced therefrom, shall be made by the Owner in its sole and absolute discretion, and all decisions concerning the sale or other disposition of Minerals from the Mine Properties, shall be made by the Owner acting with commercial reasonableness.

(b)	The Owner shall process any Minerals that it mines from the Mine Properties as reasonably expeditiously as possible. The Owner shall not be responsible for or obliged to make any Royalty payments for Minerals or Mineral value lost in any mining or processing of the Minerals conducted in accordance with good and accepted mining and processing industry practices.

(c)	The Holder shall never have control or management authority with respect to the Mine Properties and shall never personally be responsible for payment of any part of the costs and expenses used in the calculation of Net Smelter Return nor for any other liabilities related to the Mine Properties including, but not limited to, liabilities incurred by anyone in developing, exploring, equipping, operating and abandoning the Mine Properties, before or after the Effective Date, and the Owner hereby agrees to indemnify and save the Holder harmless from and against any and all such responsibility and liability; provided, however, all such costs and expenses incurred and allowed as herein provided shall nevertheless be used to calculate Net Smelter Return as and to the extent herein provided. Nothing herein shall ever be construed to create a partnership, joint venture, mining partnership or association between the Owner and the Holder.

12.	No Implied Covenants

The parties hereto agree that there are no implied covenants or duties relating to or affecting any of their respective rights or obligations under this Conveyance, and that the only covenants or duties which affect such rights and obligations shall be those expressly set forth and provided for in this Conveyance.

13.	Transfer by Holder

The Holder shall have the right, at any time and from time to time, to assign, transfer, convey, mortgage, pledge or grant a security interest in any portion or all of the Royalty and its rights and interest in, to and under this Conveyance. The Owner covenants and agrees that it shall be bound by and shall perform, and that it will acknowledge in writing to and in favor of the Holder and such assignee, transferee, mortgagee, pledgee or secured party that it is bound by and shall perform, the terms of this Conveyance upon any such assignment, transfer, conveyance, mortgage, pledge or charge by the Holder. The Holder shall notify the Owner in writing prior to the completion of any such assignment, transfer or conveyance, confirming the identity of such transferee, the appropriate Place of Delivery and the new address for notice to such transferee.

14.	Transfer by Owner

Other than: (a) in favor of any Leasehold Mortgagee, as such term is defined in the Lease, or (b) the springing 2.5% Net Smelter Returns royalty described in Section 6.5 of the Lease, the Owner shall not be entitled to assign, sell, transfer, lease, mortgage, grant a security interest in or otherwise encumber all of the Mine Properties or the Minerals in situ, or any parts thereof, or the proceeds thereof and its rights and obligations under this Conveyance.

15.	Recording and Filing

It is the express intention of the parties hereto to this Conveyance that the Royalty shall run with the Mine Properties and the Owner’s leasehold interest in the Mine Properties (including as such interest may be renewed or become subject to a further or renewed interest by the Owner or its successors in interest during the term of this Conveyance) and shall be binding upon the successors of the Owner in interest to the Mine Properties (in whole or in part). For greater certainty, it is the intention of the parties hereto that, to the extent permitted in law, the Royalty shall constitute a vested interest in and a covenant running with the Mine Properties and the Minerals and the respective leasehold interests thereto and all accessions thereto or successions or derivations thereof. Notwithstanding Section 10 (Confidentiality), the Holder may cause, at its own expense, the due registration, recordation or filing of this Conveyance or notice of this Conveyance against the leasehold interest in the Mine, the Mine Properties and the Mining Rights and in any system or office of registration against chattels, equipment or any other personal property (including against the Minerals, and any proceeds or accounts related thereto or derived therefrom). The Owner covenants and agrees that it shall co-operate with such registration, recordation or filing and provide its written consent or signature to any documents or things reasonably necessary to accomplish such registration, recordation or filing in order to ensure that any successor or assignee or other acquirer or encumbrancer of the Owner’s leasehold interest in the Mine, the Mine Properties or the Mining Rights, or any interest therein or to the Minerals or in or to the proceeds of or accounts related to such Minerals, shall have public notice of this Conveyance and the terms of this Conveyance.

16.	Termination

Without prejudice to any other rights of the Holder under this Conveyance or in law, in the event that: (a) this Conveyance is terminated by the Owner in violation of its terms; or (b) this Conveyance ceases to be in effect for any other reason, the Owner agrees to pay to the Holder the aggregate of the following amounts:

(i)	any amounts due and payable (including Interest) by the Owner to the Holder under this Conveyance and not yet paid;

(ii)	the amount of any costs, expenses, damages and losses (including Interest) incurred or suffered by the Holder as a result of this Conveyance no longer being effective; and

(iii)	as a termination fee, the amount of $5,000,000 U.S. Dollars.

The parties hereto agree that the amount of the termination fee set out in subparagraph (iii) above is fair and reasonable considering all of the facts and circumstances existing on the date of this Conveyance, including the relationship of such amount to the benefit under this Conveyance lost by the Holder that could be anticipated, and that such amount corresponds to the fair market value of the rights held by the Holder hereunder.

17.	Representations and Warranties of and Indemnity by the Owner

(a)	The Owner hereby represents and warrants that the Owner has the corporate power, capacity and authority to grant the Royalty to the Holder and such grant, and the execution and delivery of this Conveyance by the Owner, have been duly authorized by all required corporate action of the Owner, and this Conveyance represents a valid and binding obligation of the Owner, duly enforceable against it by the Holder.

(b)	It is acknowledged that the Holder has no involvement in the carrying out of work related to or conducted on, in or under the Mine Properties or in any decisions related to the Mine Properties or any work related to or conducted on, in or under the Mine Properties from and after the date of this Conveyance, all such matters being in the sole control of the Owner. The Owner hereby indemnifies, defends and holds harmless the Holder and its Affiliates and their respective directors, officers, shareholders and employees from and against any and all costs, expenses, (including reasonable fees and expenses of legal counsel), damages, obligations, penalties, claims, orders or directives or other liability of any nature whatsoever (“Claims”) incurred in respect of or arising out of the Mine Properties or the title thereto or ownership thereof, or any work, operation activities, activities or event thereon, therein or thereunder or related thereto, conducted or arising from and after the date of this Conveyance by virtue or by reason of the status of the Holder as a royalty holder.

18.	General Provisions

(a)	Relationship of the Parties

Nothing herein shall be construed to create, expressly or by implication, a joint venture, mining partnership, commercial partnership, or other partnership relationship between the Owner and the Holder.

(b)	Assignment

Any assignment, transfer, conveyance, mortgage, pledge or grant of a security interest or lease or purported assignment, transfer, conveyance, mortgage, pledge or grant of a security interest or lease of any interest in the Mine Properties by the Owner, or in, to or arising under this Conveyance by the Owner or the Holder, which does not comply with the terms of this Conveyance shall be null and void and of no force or effect whatsoever. Notwithstanding any other provision in this Conveyance, including the provisions of Section 14 of this Conveyance, the Owner shall remain liable for all covenants, agreements, obligations, representations and warranties of the Owner contained in this Conveyance, despite any assignment, transfer, conveyance, mortgage, pledge, grant of a security interest or lease of any interest in the Mine Properties by the Owner, or in, to or arising under this Conveyance, to any Affiliate of the Owner.

(c)	Further Assurances

Each party shall execute all such further instruments and documents and do all such further actions as may be necessary to effectuate the documents and transactions contemplated in this Conveyance, in each case at the cost and expense of the party requesting such further instrument, document or action, unless expressly indicated otherwise.

(d)	Governing Law

This Conveyance is governed by the laws of the State of New York, provided, however, that questions concerning real property or title to real property shall be governed exclusively by the laws of the state in which such real property is located. Owner irrevocably and unconditionally submits, for itself and its property, to the non-exclusive jurisdiction of the Federal courts sitting in the City of New York, in any action or proceeding arising out of or relating to this Conveyance, or for recognition or enforcement of any judgment and each of the parties hereto irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such court. Each party hereto hereby irrevocably waives, to the fullest extent it may effectively do so, the defense of inconvenient forum to the maintenance of such action or proceeding. Each party hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Nothing in this Conveyance shall affect any right that the Holder may otherwise have to bring any action or proceeding relating to this Conveyance against the Owner or their properties in the courts of Canada or any other jurisdiction. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAWS, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS CONVEYANCE OR THE TRANSACTIONS CONTEMPLATED HEREBY.

(e)	Time of Essence

Time is of the essence in this Conveyance.

(f)	Severability

If any provision of this Conveyance is wholly or partially invalid, this Conveyance shall be interpreted as if the invalid provision had not been a part hereof so that the invalidity shall not affect the validity of the remainder of this Conveyance which shall be construed as if this Conveyance had been executed without the invalid portion. It is hereby declared to be the intention of the parties hereto that this Conveyance would have been executed without reference to any portion which may, for any reason, hereafter be declared or held invalid.

(g)	Accounting Principles and Currency

All calculations hereunder shall be made in accordance with GAAP as the same may be in effect from time to time and all payments and calculations of monetary value hereunder (whether in cash or physical product in kind) shall be made in U.S. Dollars.

(h)	Notices

Any notice or other communication (in each case, a “Notice”) required or permitted to be given hereunder shall be in writing and shall be delivered by hand or transmitted by email addressed as follows:

in the case of the Owner, to:

Desert Hawk Gold Corp.
1290 Holcomb Ave.

Reno, NV 89502

Attention:	Rick Havenstrite, CEO
Email:	rickh@odcnv.com

with a copy to the Owner’s legal counsel at:

Pearson Butler

1802 W South Jordan Parkway, Suite 200

South Jordan, UT 84095

Attention:	Ronald N. Vance, Esq.
Email:	ron@pearsonbutler.com

in the case of the Holder, to:

PDK Utah Holdings LP

[***]

[***]

Attention: [***]

Email: [***]

and to [***] (with transmission to both email addresses to

constitute effective delivery)

or at such other address as either party may have notified the other party in accordance with this Section.

Any notice given in accordance with this section, if transmitted by email, shall be deemed to have been received on the next Business Day following transmission or, if delivered by hand, shall be deemed to have been received when delivered. Notice of change of address shall also be governed by this section.

(i)	Recitals and Exhibits

The recitals to this Conveyance and each Exhibit attached to this Conveyance, are incorporated into this Conveyance by reference and are deemed to form part hereof.

(j)	Recording References.

All recording references in Exhibit A are to the official real property records of the county or parish in which the affected land is located. The references in Exhibit A hereto to liens, encumbrances and other burdens shall not be deemed to recognize or create any rights in third parties.

(k)	References.

References made in this Conveyance, including use of a pronoun, shall be deemed to include where applicable, masculine, feminine, singular or plural, individuals, partnerships, corporations and other Persons.

(l)	Estimates.

In each case where the Owner is required to make an estimate hereunder, such estimate shall be a reasonable estimate made in good faith.

(m)	Rule Against Perpetuities Savings Clause.

Any future interests created or contemplated by this Conveyance which are determined to be subject to the Rule Against Perpetuities shall, if they have not theretofore vested, be extinguished whenever twenty-one years less one day shall have elapsed after the death of the survivor of Joseph P. Kennedy (father of the late President John F. Kennedy), and his children and grandchildren who are living at the date of the execution of this Conveyance, such children, grandchildren and other descendants to be determined without regard to legitimacy.

(n)	Headings.

The headings of the articles and sections of this Conveyance are for convenience of reference only and shall not limit or otherwise affect any of the terms or provisions of this Conveyance.

(o)	Counterparts.

This Conveyance may be executed in several original counterparts. To facilitate filing and recording, there may be omitted from certain counterparts the parts of Exhibit A hereto containing specific descriptions of certain Mine Properties which relate to land under the jurisdiction of offices or located in counties or parishes other than the office or county or parish in which the particular counterpart is to be filed or recorded. Each counterpart shall be deemed to be an original for all purposes, and all counterparts shall together constitute but one and the same instrument.

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IN WITNESS WHEREOF the parties hereto have executed this Conveyance as of the day and year first above written.

Desert Hawk Gold Corp.

Per:	/s/ Rick Havenstrite
Name:	Rick Havenstrite
Title:	President

PDK Utah Holdings LP, by its general partner

Per:	/s/ [***]
Name:	[***]
Title:	Authorized Signatory

Signature Page to Conveyance of Net Smelter Returns Royalty Interest

EXHIBIT A
Mining Rights

Patented Mining Claims (10)

The portion of the following patented mining claim within the “New Kiewit Project Boundary” on Exhibit A-1 and located within Section 18, T8S, R17W, SLM, Tooele County, Utah:

Claim Name	Lot or Mineral Survey Number	Portion
New Baltimore	MS 4389	All

Unpatented Mining Claims (47)

The following 47 unpatented mining claims within the “New Kiewit Project Boundary” on Exhibit A-1 located within Sections 17, 18, 19 and 20, T8S, R17W, SLM, Tooele County, Utah:

Claim Name	BLM Serial No.	Portion
IP 14	UMC369142	All
IP 18	UMC317915	All
IP 20	UMC317917	All
IP 20A	UMC317918	All
IP 22	UMC317920	All
IP 22A	UMC317921	All
IP 23	UMC317922	All

Exhibit A-1

Claim Name	BLM Serial No.	Portion
IP 24	UMC317923	All
IP 25	UMC317924	All
IP 26	UMC317925	All
IP 27	UMC317926	All
IP 29	UMC317928	All
IP 30	UMC317929	All
IP 31	UMC317930	All
IP 32	UMC317931	All
IP 33	UMC317932	All
IP 34	UMC317933	All
IP 35	UMC317934	All
IP 50	UMC369143	All
IP 51	UMC369144	All
IP 54	UMC317949	All
Pearl 215	UMC369187	All
Pearl 216	UMC369188	All
Pearl 218	UMC369189	All
Pearl 219	UMC369190	All
Pearl 220	UMC369191	All
Pearl 222	UMC318009	All
Pearl 222A	UMC318010	All
Pearl 241	UMC369203	All
Pearl 242	UMC369204	All

Exhibit A-2

Claim Name	BLM Serial No.	Portion
Pearl 243	UMC369205	All
Pearl 244	UMC369206	All
Pearl 245	UMC369207	All
Pearl 246	UMC369208	All
Pearl 266	UMC371747	All
Pearl 267	UMC371748	All
Pearl 268	UMC318033	All
Pearl 269	UMC318034	All
Pearl 270	UMC318035	All
Pearl 275	UMC318036	All
Pearl 276	UMC318037	All
Pearl 292	UMC369217	All
Pearl 293	UMC369218	All
Pearl 294	UMC318048	All
Pearl 295	UMC318049	All
Pearl 296	UMC318050	All
Pearl 325A	UMC369225	All

Exhibit A-3

EXHIBIT A-1

01/17/2019 New Kiewit Project Boundaries - Overall

12
13
7
8
18
17
19
20
24
25
30
29
LEGEND
New Kiewit Project Boundary
New Non-Compete Boundary
Ex. Project Facilities
Proposed Project Heap Leach Pad
Proposed Project Haul Road
N
0'
1500'
3000'
1 inch = 1500 feet

Exhibit A-4

EXHIBIT B

Form of Irrevocable Payment Instruction

IRREVOCABLE PAYMENT INSTRUCTIONS

[DATE]

[INCOME SOURCE]

[ADDRESS]

Attn: [NAME]

Re:	Payment of Amounts to PDK Utah Holdings LP (“Royalty Holder”)

Ladies and Gentlemen:

Desert Hawk Gold Corp. (“Payor”) has entered into an agreement with Royalty Holder pursuant to which, among other things, Payor has conveyed a four percent (4.0%) net smelter return royalty (the “Royalty Payment”) on income that Payor may earn from [INCOME SOURCE] (“Company”) pursuant to the Conveyance of Net Smelter Returns Royalty Interest, dated as of February 8, 2019 (the “Conveyance”), by and between Payor, as owner, and Royalty Holder, as holder.

Notwithstanding anything to the contrary contained in the Conveyance or any prior instructions received by Company, unless and until Company receives written instructions from Royalty Holder to the contrary, effective as of the date of this letter all Royalty Payments from any amounts payable by Company to Payor pursuant to the Conveyance shall be delivered concurrent with any payment of the remaining amounts due to Payor, by federal funds wire transfer or electronic depository transfer directly to the following bank account:

[***]

In the event Company receives any different instructions from Royalty Holder with respect to the disposition of Royalty Payments, (a) Company is hereby irrevocably authorized and directed to follow such instructions, without inquiry as to Royalty Holder’s right or authority to give such instructions. Royalty Holder acknowledges that any instructions from Royalty Holder to Company must also be sent to Desert Hawk Gold Corp., 1290 Holcomb Ave., Reno, NV 89502, Attention: Rick Havenstrite, CEO, Email: rickh@odcnv.com; and (b) such instructions shall only provide for Royalty Payments to be sent to a single deposit account of Royalty Holder.

Exhibit B-1

Except only as expressly provided herein with respect to the applicable deposit instructions, these Irrevocable Payment Instructions cannot be changed, modified, or terminated, except by written agreement signed by Royalty Holder, Company and Payor.

Please acknowledge your receipt of, and agreement to, the foregoing by signing in the space provided below.

Very truly yours,

By:
Desert Hawk Gold Corp.

Acknowledged and Agreed:

PDK Utah Holdings LP	[INSERT INCOME SOURCE]

By:	By:
Name/Title:	Name/Title:
Date:	Title:

Exhibit B-2